November 15, 2019

Brian M. Pribyl
Senior Vice President, Chief Financial Officer and Treasurer
National Western Life Group, Inc.
10801 N. Mopac Expressway
Building 3
Austin, Texas 78759

       Re: National Western Life Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 8-K Dated November 7, 2019
           Filed November 7, 2019
           File No. 000-55522

Dear Mr. Pribyl:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(F) Insurance Revenues and Expenses, page 97

1. You disclose that you defer certain expenses related to policy issuance and underwriting which vary with and are related to the production of new business. This language appears to be consistent with the definition of acquisition costs prior to the adoption of ASU 2010-
      26. Please confirm that your policy defers only those incremental direct costs that are directly related to the successful acquisition of new or renewal insurance contracts consistent with the guidance in ASC 944-30-25-1A. If so, represent to us that you will revise your policy disclosure in future filings to be consistent with the current guidance.
 Brian M. Pribyl
National Western Life Group, Inc.
November 15, 2019
Page 2
         If not, tell us the impact of applying the guidance in ASU 2010-26 on your deferred acquisition costs at December 31, 2016, 2017 and 2018 and at June 30, 2019.
(5) Federal Income Taxes, page 117

2. At the top of page 120 you disclose the impact of tax law changes that limit life insurance reserves resulting from the 2017 Tax Cuts and Jobs Act (the Tax Act) that took effect on
         January 1, 2018. Please address the following:
           Tell us why you recorded a $83.9 million deferred tax asset (DTA) at December 31,
             2017 that offsets the deferred tax liability (DTL) associated with the incremental tax payable over an eight year period and why this DTA does not exist at December 31,
             2018.
           Tell us how you considered the DTA and/or DTL in the preceding bullet in deriving the $17.1 million benefit recorded in 2017 associated with the remeasurment of deferred taxes as a result of the Tax Act as disclosed in your rate reconciliation on page 118. In this regard we note that they appear to have no net impact on your tax provision in 2017.
           Tell us why the $69.9 million change in the DTA in 2018 after considering the $14.0 million remeasurement from your provisional estimate is not reflected as an impact of the Tax Act in your rate reconciliation on page 118.
           In conjunction with your response to the preceding bullet, tell us why the $14.0 million increase in net DTLs from your table on page 119 does not agree with the
             $26.4 million deferred tax provision depicted in the table on page
117. Reconcile the
             difference for us.
           Confirm our understanding from disclosure in the last paragraph on page 74 of your
             September 30, 2019 Form 10-Q that the $8.7 million annual increase in current tax expense associated with the life insurance reserve limitation over eight years is offset by a corresponding annual deferred tax benefit of the same amount relating to the unwinding of the associated DTL and therefore has no impact on your overall tax rate. If this is true, tell us your consideration for explicitly disclosing the offsetting deferred tax benefit.
(13) Segment and Other Operating Information
(A) Operating Segment Information, page 143

3. Please tell us why you characterize your measures that exclude realized investment gains and losses as being non-GAAP when these measures appear to be your segment profit and segment revenue measures required under ASC 280-10-50-22. See Compliance and
FirstName LastNameBrian M. Pribyl
       Disclosure Interpretations 104.01 and 104.04 on Non-GAAP Financial Measures and the
Comapany NameNational Westernnon-GAAP measures in your financial statements under Item prohibition from providing Life Group, Inc.
November 15, 2019 PageRegulation S-K.
       10(e)(1)(ii)(C) of 2
FirstName LastName
 Brian M. Pribyl
FirstName LastNameBrian M. Inc.
National Western Life Group, Pribyl
November NameNational Western Life Group, Inc.
Comapany 15, 2019
Page 3
November 15, 2019 Page 3
FirstName LastName
Form 8-K Filed November 7, 2019

Exhibits

4. In your earnings release furnished as Exhibit 99.1 you present a measure entitled
         "earnings from operations." This measure excludes realized gains and losses on investments and is a non-GAAP measure. Please represent to us that in future earnings releases you will identify this measure as a non-GAAP measure and that you will change its title given that it is confusingly similar to GAAP measures used by many companies.
         In this regard, we note that the investment function of any insurance company and its related financial performance is integral to the operations of an insurance company.
         Similarly, represent to us that you will retitle your operating revenues non-GAAP measure disclosed on page 37 and elsewhere in your 2018 Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-
3474 if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance